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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*


                          PEKIN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                           $1.25 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   705634103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Daniel V. Connell, Vice President-               Theodore L. Eissfeldt
  Treasurer & Secretary                          Howard & Howard Attorneys, P.C.
Pekin Life Insurance Company                     One Technology Plaza, Suite 600
2505 Court Street                                211 Fulton Street
Pekin, Illinois 61558                            Peoria, Illinois 61602-1350
(309) 346-1161                                   (309) 672-1483
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 30, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 705634103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Pekin Insurance Company 37-6028411
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    Not Required
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Illinois
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    10,155,810
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    10,155,810
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,155,810
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     Inapplicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     59.50%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 705634103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    The Farmers Automobile Insurance Association 37-0268670
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    Not Required
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Illinois
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    10,155,810
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    10,155,810
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,155,810
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     Inapplicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     59.50%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

This Report relates to the common stock, par value $1.25 per share ("Shares"), of Pekin Life Insurance Company ("Issuer"). The Report on Schedule 13D filed by Farmers Automobile Insurance Association ("Farmers") and its subsidiary, Pekin Insurance Company ("Pekin Casualty") dated November 25, 1985 ("Original Report"), as amended by Farmers and Pekin Casualty between December 30, 1985 and May 31, 2003 ("Amendment Nos. 1-12"), is hereby amended and supplemented as set forth below. The Original Report, as amended, is hereinafter referred to as "Schedule 13D" or "Statement."

Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the Original Report and Amendment Nos. 1-8 were filed as part of the Report for Amendment No. 8 on May 3, 1999, and are hereby incorporated by reference herein for all purposes.

The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.



                               Amendment No. 13 to
                                  Schedule 13D

Item 4. Purpose of Transaction. Item 4 of the Statement is hereby amended by inserting the following at the end of the item:

Farmers acquired an additional 644,154 shares during the period from June 1, 2003 to December 30, 2005.

Item 5. Interest In Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:

         The interests of the Reporting Persons in the common stock of the Issuer are as follows:

                                                                     Shares               Percent of Ownership
                                                                     ------               --------------------
Farmers                                                             8,862,034                     51.92%

Pekin Casualty                                                      1,293,776                      7.58%

         Total Aggregate No. of Shares and Ownership               10,155,810                     59.50%
         Percentage

         Total Shares Outstanding                                  17,068,023                    100.000%

Farmers acquired 29,567 shares over the last 60 days from November 1 through December 30, 2005. No other transactions by the Reporting Persons with respect to the Shares have occurred during the sixty days preceding this Amendment.

         Pekin Casualty is wholly owned by Farmers.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of seven persons, all of whom are directors of the Issuer, Pekin Casualty and Farmers. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of December 30, 2005, are identified below. The Shares of the Issuer beneficially owned by each member, are set forth next to the member's name.

                    Advisory Committee                                      Shares Beneficially Owned
                    ------------------                                      -------------------------
Paul A. Tornatore                                                                     31,604
Steven R. Anderson, Chairman                                                          15,738
Ronald G. Beck, Vice Chairman                                                         6,300
A. Richard Kriegsman                                                                  2,500
L. Neal Tay                                                                           13,946
R. Michael Weir                                                                       31,548
William E. Tunis                                                                      35,700
         Total Aggregate Number of Shares                                            137,336
         Total Ownership Percentage                                                   .805%

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


THE FARMERS AUTOMOBILE                      PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By:      /s/Paul A. Tornatore                By:      /s/Paul A. Tornatore
   ---------------------------                   -------------------------------
         Paul A. Tornatore                            Paul A. Tornatore
Its:     President                           Its:     President


Attest:  /s/Daniel V. Connell                Attest:  /s/Daniel V. Connell
       -----------------------                      ----------------------------
         Daniel V. Connell                            Daniel V. Connell
Its:     Vice President - Treasurer          Its:     Vice President - Treasurer
         and Secretary                                and Secretary

Date:    December 30, 2005                   Date:    December 30, 2005